Hotels By Day LLC

2016 & 2017

(Unaudited Financial Statements)

Hotels By Day

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
HBD LLC (4831)	7,555.00
Total Bank Accounts	**$7,555.00**
Accounts Receivable	
Accounts Receivable (A/R)	51,737.00
Total Accounts Receivable	**$51,737.00**
Other Current Assets	
Prepaid Expenses	163,483.00
Total Other Current Assets	**$163,483.00**
Total Current Assets	**$222,775.00**
TOTAL ASSETS	**$222,775.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	30,744.00
Total Accounts Payable	**$30,744.00**
Total Current Liabilities	**$30,744.00**
Total Liabilities	**$30,744.00**
Equity	
Opening Balance Equity	192,031.00
Retained Earnings	64,582.82
Net Income	-64,582.82
Total Equity	**$192,031.00**
TOTAL LIABILITIES AND EQUITY	**$222,775.00**

Hotels By Day

PROFIT AND LOSS
January - December 2016

	TOTAL
Income	
Services	238,110.40
Total Income	**$238,110.40**
Cost of Goods Sold	
Cost of Goods Sold	110,816.83
Total Cost of Goods Sold	**$110,816.83**
GROSS PROFIT	**$127,293.57**
Expenses	
Advertising & Marketing	70,565.28
Bank Charges & Fees	6,622.32
Legal & Professional Services	41,010.91
Meals & Entertainment	2,778.71
Office Supplies & Expenses	792.56
Software & Services	43,038.27
Total Office Supplies & Expenses	**43,830.83**
Other Business Expenses	13,243.00
Rent & Lease	7,106.78
Repairs & Maintenance	162.02
Travel	
Conference	1,622.91
Transportation	3,838.88
Total Travel	**5,461.79**
Utilities	1,094.75
Total Expenses	**$191,876.39**
NET OPERATING INCOME	**$ -64,582.82**
NET INCOME	**$ -64,582.82**

Hotels By Day

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-64,582.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-51,737.00
Prepaid Expenses	-163,483.00
Accounts Payable (A/P)	30,744.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-184,476.00**
Net cash provided by operating activities	**$ -249,058.82**
FINANCING ACTIVITIES	
Opening Balance Equity	192,031.00
Retained Earnings	64,582.82
Net cash provided by financing activities	**$256,613.82**
NET CASH INCREASE FOR PERIOD	**$7,555.00**
CASH AT END OF PERIOD	**$7,555.00**

Hotels By Day

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
HBD LLC (4831)	9,419.76
Paypal	54.50
Total Bank Accounts	**$9,474.26**
Accounts Receivable	
Accounts Receivable (A/R)	73,252.74
Total Accounts Receivable	**$73,252.74**
Other Current Assets	
Prepaid Expenses	163,483.38
Total Other Current Assets	**$163,483.38**
Total Current Assets	**$246,210.38**
TOTAL ASSETS	**$246,210.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-29,480.65
Total Accounts Payable	**$ -29,480.65**
Credit Cards	
Bank of America (4388)	10,932.37
Corp Card (2678)	17,822.21
Corp Card (6639)	3,411.89
Total Credit Cards	**$32,166.47**
Total Current Liabilities	**$2,685.82**
Long-Term Liabilities	
Notes Payable	0.63
Total Long-Term Liabilities	**$0.63**
Total Liabilities	**$2,686.45**
Equity	
Opening Balance Equity	275,690.40
Retained Earnings	-24,697.49
Net Income	-7,468.98
Total Equity	**$243,523.93**
TOTAL LIABILITIES AND EQUITY	**$246,210.38**

Hotels By Day

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Services	316,574.47
Total Income	**$316,574.47**
GROSS PROFIT	**$316,574.47**
Expenses	
Advertising & Marketing	86,770.38
Bank Charges & Fees	8,276.42
Dues & subscriptions	255.46
Legal & Professional Services	68,244.78
Meals & Entertainment	3,407.97
Office Supplies & Expenses	347.94
Software & Services	36,130.17
Total Office Supplies & Expenses	**36,478.11**
Rent & Lease	16,277.83
Travel	
Conference	968.67
Transportation	7,083.36
Total Travel	**8,052.03**
Uncategorized Expense	96,001.58
Utilities	278.89
Total Expenses	**$324,043.45**
NET OPERATING INCOME	**$ -7,468.98**
NET INCOME	**$ -7,468.98**

Hotels By Day

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,468.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-21,515.74
Prepaid Expenses	-0.38
Accounts Payable (A/P)	-60,224.65
Bank of America (4388)	10,932.37
Corp Card (2678)	17,822.21
Corp Card (6639)	3,411.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-49,574.30**
Net cash provided by operating activities	**$ -57,043.28**
FINANCING ACTIVITIES	
Notes Payable	0.63
Opening Balance Equity	83,659.40
Retained Earnings	-24,697.49
Net cash provided by financing activities	**$58,962.54**
NET CASH INCREASE FOR PERIOD	**$1,919.26**
Cash at beginning of period	7,555.00
CASH AT END OF PERIOD	**$9,474.26**

Hotels By Day LLC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016
_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hotels By Day, LLC. ("the Company") is a corporation formed under the laws of the State
of New York.
The Company derives revenue from booking fees paid by hotels. These fees are commissions
from guests that book stays through our website.
The Company will conduct an equity crowdfund offering during the third quarter of 2018 for
the purpose of raising operating capital. The Company's ability to continue as a going concern
or to achieve management's objectives may be dependent on the outcome of the offering or
management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting
principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and
assumptions that affect certain reported amounts and disclosures. Accordingly, actual results
could differ from those estimates.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which
payment has not yet been received.

Inventory
The Company does not maintain any inventory items relevant to its operation.

Property and Equipment
The Company does not currently capitalize any long-lived assets.

Goodwill
The Company does not currently capitalize any goodwill.
The Company expenses direct advertising costs as incurred.

NOTE C- INCOME TAXES
The Company is subject to tax filing requirements in the federal jurisdiction of the United
States. The Company recorded a net operating loss in 2016 and 2017.